Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED SECOND QUARTER 2009 RESULTS
(Beijing, China, August 20, 2009) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the second quarter ended June 30, 2009:
Q2 2009 Highlights

	Second Quarter
	2009	2008
1)Financial Data:	(in thousands of U.S. dollars, except per ADS data)
Net revenues	12,280	14,679
GAAP net income (loss) attributable to China Finance Online Co. Limited	(2,396)	4,561
Non-GAAP net income (loss) attributable to China Finance Online Co. Limited	(761)	6,528
GAAP net income (loss) attributable to China Finance Online Co. Limited per ADS
Basic	(0.11)	0.23
Diluted	(0.11)	0.20
Non-GAAP net income (loss) attributable to China Finance Online Co. Limited per ADS
Basic	(0.04)	0.33
Diluted	(0.04)	0.28

2)Operating Data:
Registered users	12,400,000	10,500,000
Active paid individual subscribers	109,900	100,600
*
Due to the growth in prepaid subscription service fees, deferred revenue on the balance sheet at the end of Q2 2009 reached the Company’s record high of $41.79 million, up 20% year-over-year and up 29% quarter-over-quarter. Deferred revenue represents upfront service fees made by customers for subscription services that have not been rendered as at June 30, 2009.

*	Net revenues were $12.28 million for Q2 2009, up 4% quarter-over-quarter, exceeded the high end of the Company’s prior guidance of $10.8 to 11.8 million.

*
Registered user accounts of jrj.com and stockstar.com grew to 12.40 million, an increase of 670,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, were 109,900. As of June 30, 2009, our Hong Kong brokerage operation Daily Growth had approximately 1,330 customer accounts.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and “Reconciliations from net income attributable to China Finance Online Co. Limited to adjusted EBITDA”.
Q2 2009 Financial Results
Net Revenues:
For the second quarter of 2009, China Finance Online reported net revenues of $12.28 million, compared to $14.68 million for the same period in 2008, and $11.76 million for the first quarter of 2009, down 16% year-over-year and up 4% quarter-over-quarter. Revenues from subscription service fees paid by individual customers were $10.71 million in the second quarter of 2009, representing 88% of net revenues for the quarter. Revenues from mobile value added services were $271,000, representing 2% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $279,000 in the second quarter of 2009, representing 2% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $774,000, representing 6% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, were $206,000 in the second quarter of 2009, representing 2% of net revenue for the quarter. Other revenues were $41,000, less than 1% of net revenues for the quarter.
Revenues breakdown is summarized in the following table:

	Three months ended
	June 30,2009		March 31,2009		June 30,2008
	(In thousands of U.S. dollars)
1)Subscription service fees paid by individual customers	10,709	88%	10,701	91%	13,133	89%
2)Revenues from mobile value added services	271	2%	195	2%	370	3%
3)Subscription service fees paid by institutional customers	279	2%	282	2%	267	2%
4)Revenues from advertising-related business	774	6%	430	4%	758	5%
5)Revenues from brokerage-related services	206	2%	109	1%	121	1%
6)Revenues from others	41	<1%	38	<1%	30	<1%
Total net revenues	12,280	100%	11,755	100%	14,679	100%
Gross Profit:
Gross profit for the quarter was $10.25 million, compared to $12.58 million for the same period in 2008 and $10.22 million for the first quarter of 2009. Gross margin was 83% in the second quarter of 2009, compared to 86% in the same period of 2008 and 87% in the first quarter of 2009.

A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the second quarter of 2009 were $1.51 million, compared to $1.12 million for the second quarter of 2008 and $1.19 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the second quarter of 2009 were 12%, compared to 8% for the second quarter of 2008 and 10% for the previous quarter.
Operating Expenses:
Operating expenses for the second quarter of 2009 totalled $13.62 million compared to $9.0 million for the same period in 2008 and $10.50 million for the previous quarter. Excluding stock-based compensation of $1.63 million, operating expenses was $11.99 million for the second quarter of 2009, compared to $7.03 million for the second quarter of 2008 and $8.75 million for the first quarter of 2009. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation were 98%, compared to 48% for the second quarter of 2008 and 74% for the first quarter of 2009.
•
General and administrative expenses for the quarter were $4.03 million, compared to $4.12 million for the same period of 2008 and $3.92 million from the previous quarter. Excluding stock-based compensation of $1.60 million, general and administrative expenses were $2.43 million for the second quarter, compared to $2.23 million in the second quarter of 2008 and $2.24 million in the previous quarter. As a percentage of net revenue, general and administrative expenses excluding stock-based compensation for the second quarter was 20%, and compared to 15% for the second quarter of 2008 and 19% for the first quarter of 2009.

•
Sales and marketing expenses for the second quarter were $6.56 million, compared to $3.64 million for the same period in 2008 and $4.63 million for the previous quarter. The increase from previous quarter is primarily due to the increase in commission, bonus and marketing expenses. Excluding stock-based compensation of $22,000, sales and marketing expenses was $6.54 million for the second quarter, compared to $3.57 million in the second quarter of 2008 and $4.58 million in the previous quarter. As a percentage of net revenue, sales and marketing expenses excluding stock-based compensation for the second quarter was 53%, and increased from 24% for the same quarter of 2008, and 39% for the first quarter of 2009.

•
Product development expenses for the second quarter were $3.03 million, compared to $1.24 million for the same period in 2008 and $1.95 million for the previous quarter. The increase from previous quarter is primarily due to the increase in bonus and salary compensation. Excluding stock-based compensation of $13,000, product development expenses were $3.02 million, compared to $1.23 million in the second quarter of 2008 and $1.93 million in the previous quarter. As a percentage of net revenue, product development expenses excluding stock-based compensation for the second quarter was 25%, increased from 8% for the same quarter of 2008, and 16% for the first quarter of 2009.

Income (Loss) from Operations:
Loss from operations for the second quarter of 2009 was $3.22 million, compared to income from operations of $3.58 million for the same quarter of 2008, and loss from operations of $207,000 for the first quarter of 2009. Adjusted loss from operations (non-GAAP), which is defined as loss from operations excluding stock-based compensation expenses of $1.63 million, was $1.59 million for the quarter, compared to adjusted income from operations (non-GAAP) of $5.54 million for the same quarter of 2008 and $1.54 million for the first quarter of 2009.
Net Income (Loss) Attributable to China Finance Online Co. Limited and Non-GAAP Net Income (Loss) Attributable to China Finance Online Co. Limited:
Net loss attributable to China Finance Online Co. Limited for the second quarter was $2.40 million, compared to net income attributable to China Finance Online Co. Limited of $4.56 million for the second quarter of 2008, and net loss attributable to China Finance Online Co. Limited of $128,000 for the first quarter of 2009. Net income margin was -20% for the second quarter of 2009, compared to 31% for the same period of 2008 and -1% for the first quarter of 2009.
Total income tax benefit for the quarter was $538,000, compared to $88,000 for the same period of 2008, and income tax provision of $190,000 for the previous quarter.
Non-GAAP net loss attributable to China Finance Online Co. Limited, which is defined as net loss attributable to China Finance Online Co. Limited excluding stock-based compensation expenses, was $761,000 for the second quarter of 2009, compared to non-GAAP net income attributable to China Finance Online Co. Limited of $6.53 million for the second quarter of 2008, and $1.62 million for the first quarter of 2009. Excluding stock-based compensation expenses, non-GAAP net income margin for the second quarter of 2009 was -6%, compared to non-GAAP net income margin of 44% for the same period of 2008 and 14% for the first quarter of 2009.
As part of the net loss attributable to China Finance Online Co. Limited for the second quarter of 2009, the Company recorded a foreign exchange loss of $16,000, compared with net foreign exchange gain of $559,000 for the second quarter of 2008 and foreign exchange gain of $16,000 for the previous quarter.
Deferred Revenue:
Deferred revenue at the end of the second quarter of 2009, which represents prepaid service fees made by customers for subscription services that have not been rendered as of June 30, 2009, was $41.79 million, with current deferred revenue of $28.27 million and non-current deferred revenue of $13.52 million.

Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $100.63 million at the end of the second quarter of 2009, including cash denominated in RMB with an equivalent to $86.55 million and cash denominated in other foreign currencies with an equivalent to $14.08 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $21.03 million, compared to $16.72 million for the second quarter of 2008 and $5.60 million for the previous quarter.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses, was -$899,000 for the second quarter of 2009, compared to $6.0 million in the second quarter of 2008 and $2.20 million in the previous quarter.
Other Operating Metrics
As of June 30, 2009, the Company has 12.40 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 11.73 million in the previous quarter, an increase of 670,000 quarter-on-quarter.
Active paid individual subscribers were 109,900 at the end of the second quarter 2009.
As of June 30, 2009, our Hong Kong based brokerage service Daily Growth had approximately 1,330 customer accounts.
Outlook for Third Quarter 2009
The Company believes that Chinese economy is still in a slow rebound mode after bottoming from the crisis, and the path to a full recovery will be choppy, as such, the volatile domestic equity market will continue to influence the Company’s operating results in the coming quarters.
The Company currently expects to generate net revenues in an amount ranging from $12.0 million to $13.0 million for the third quarter of 2009, compared to $15.23 million in the corresponding period in 2008, and $12.28 million in the prior quarter.

For 2009, the Company will focus effort and invest resources to upgrade key areas of its operations, such as people, data, products, customers, technologies and execution, thus build a solid foundation to sustain healthy long-term growth. At the same time, management understand challenges ahead and will be extremely prudent to manage balance sheet while deploying necessary resources in core areas. The Company intends to achieve free cash flow positive in 2009 on a full year basis, excluding potential M&A activities.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Daylight Time on August 20, 2009 (or 8:00AM August 21, 2009 in the Beijing/HK time zone) following the announcement to discuss detailed operating results.
The conference call will be available on webcast live and replay at: http://tinyurl.com/JRJCCall . The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 4873.
A replay of the conference call will be available from approximately 11:00PM Eastern Daylight Time on August 20, 2009(or 11:00AM August 21, 2009 in the Beijing/HK time zone) to 11:00PM Eastern Daylight Time on August 27, 2009 (or 11:00AM August 28, 2009 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Dial In Number +852-3012-8000, U.K. Toll Free Number 0808 101 1302, and Access code: 054791
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2008, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income attributable to China Finance Online Co. Limited, net income attributable to China Finance Online Co. Limited per share and net income attributable to China Finance Online Co. Limited per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, loss from impairment of cost method investment and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Jun. 30, 2009	Dec. 31, 2008
Assets
Current assets:
RMB account	86,547	80,308
Foreign currency account	14,081	17,236
Cash and cash equivalents	100,628	97,544
Trust bank balances held on behalf of customers	3,343	2,010
Advance to employees	—	161
Accounts receivable, net	2,765	2,876
Advance to customers	2,482	—
Prepaid expenses and other current assets	7,851	8,582
Deferred tax assets, current	2,913	2,526
Total current assets	119,982	113,699
Cost method investment	1,480	1,480
Property and equipment, net	9,496	8,589
Acquired intangible assets, net	3,281	3,473
Rental deposits	758	592
Goodwill	12,564	12,019
Deferred tax assets, non-current	2,532	1,754
Other deposits	218	218
Total assets	150,311	141,824

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	28,268	28,202
Accrued expenses and other current liabilities	5,577	4,897
Amount due to customers for trust bank balances held on behalf of customers	3,343	2,010
Accounts payable	372	222
Deferred tax liability, current	562	—
Income taxes payable	148	142
Total current liabilities	38,270	35,473
Deferred tax liability, non-current	708	623
Deferred revenue, non-current	13,519	8,786
Total liabilities	52,497	44,882
Total shareholders’ equity	97,814	96,942
Total liabilities and shareholders’ equity	150,311	141,824

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
		Jun 30, 2008			Jun 30, 2008
	Jun 30, 2009 (1)	(As adjusted)(2)	Mar 31, 2009 (1)	Jun 30, 2009 (1)	(As adjusted)(2)
Net revenues	12,280	14,679	11,755	24,035	25,734
Cost of revenues	(2,032)	(2,101)	(1,531)	(3,563)	(3,818)
Gross profit	10,248	12,578	10,224	20,472	21,916
Operating expenses
General and administrative (includes share-based compensation expense of $1,600, $1,888, $1,681, $3,281, and $4,164, respectively)	(4,032)	(4,121)	(3,923)	(7,955)	(8,038)
Sales and marketing (includes share-based compensation expense of $22, $66, $46, $68, and $133, respectively)	(6,560)	(3,639)	(4,625)	(11,185)	(6,091)
Product development (includes share-based compensation expense of $13, $13, $21, $34, and $36, respectively)	(3,030)	(1,241)	(1,949)	(4,979)	(2,236)

Total operating expenses	(13,622)	(9,001)	(10,497)	(24,119)	(16,365)
Subsidy income	150	—	66	216	—
Income (loss) from operations	(3,224)	3,577	(207)	(3,431)	5,551
Interest income	302	345	298	600	689
Other income (expenses), net	4	(11)	(45)	(41)	(9)
Exchange gain (loss), net	(16)	559	16	—	1,429

Income (loss) before income tax benefit (provision)	(2,934)	4,470	62	(2,872)	7,660
Income tax benefit (provision)	538	88	(190)	348	152
Purchased pre-acquisition earning	—	—	—	—	227

Net income (loss)	(2,396)	4,558	(128)	(2,524)	8,039
Less: Net loss attributable to the non-controlling interest (2)	—	3	—	—	31

Net income (loss)attributable to China Finance Online Co. Limited	(2,396)	4,561	(128)	(2,524)	8,070

Income (loss) per share
Basic	(0.02)	0.05	0.00	(0.02)	0.08
Diluted	(0.02)	0.04	0.00	(0.02)	0.07
Income (loss) per ADS
Basic	(0.11)	0.23	(0.01)	(0.12)	0.41
Diluted	(0.11)	0.20	(0.01)	(0.12)	0.35
Weighted average ordinary shares
Basic	104,810,265	98,829,766	103,992,162	104,403,473	98,738,024
Diluted	104,810,265	114,810,694	103,992,162	104,403,473	114,292,220
Weighted average ADSs
Basic	20,962,053	19,765,953	20,798,432	20,880,695	19,747,605
Diluted	20,962,053	22,962,139	20,798,432	20,880,695	22,858,444

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Jun. 30, 2009	Jun. 30, 2008	Mar. 31, 2009
Cash flows from operating activities:
Net income (loss)	(2,396)	4,558	(128)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,635	1,967	1,748
Depreciation and amortization	690	455	656
Deferred taxes	(684)	(94)	151
Loss on disposal of property and equipment	—	11	34
Changes in assets and liabilities:
Accounts receivable	(533)	(2,643)	641
Advance to customers	(2,482)	—	—
Prepaid expenses and other current assets	117	(3,777)	1,142
Advance to employees	—	(1,013)	161
Trust bank balances held on behalf of customers	(869)	(1,585)	(463)
Rental deposits	(179)	(34)	12
Deferred revenue	9,270	4,214	(4,416)
Accounts payable	223	29	(89)
Amount due to customers for trust bank balances held on behalf of customers	869	1,585	463
Accrued expenses and other current liabilities	1,321	669	(564)
Income taxes payable	104	(76)	(97)
Net cash provided by (used in) operating activities	7,086	4,266	(749)

Cash flows from investing activities:
Acquisition of businesses	(293)	(628)	(556)
Purchase of property and equipment	(2,116)	(2,269)	(191)
Net cash used in investing activities	(2,409)	(2,897)	(747)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	24	312	24
Proceeds from capital injection	—	1,006	—
Net cash provided by financing activities	24	1,318	24

Effect of exchange rate changes	28	843	(173)

Net increase in cash and cash equivalents	4,729	3,530	(1,645)
Cash and cash equivalents, beginning of period	95,899	82,398	97,544
Cash and cash equivalents, end of period	100,628	85,928	95,899

Non-GAAP Measures

	Three months ended Jun. 30, 2009			Three months ended Jun. 30, 2008			Three months ended Mar. 31, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	(3,224)	1,635	(1,589)	3,577	1,967	5,544	(207)	1,748	1,541

	Three months ended Jun. 30, 2009			Three months ended Jun. 30, 2008			Three months ended Mar. 31, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	(2,396)	1,635	(761)	4,561	1,967	6,528	(128)	1,748	1,620

(a)	The adjustment is for share-based compensation expenses.
Reconciliations from net income (loss) attributable to China Finance Online Co. Limited to adjusted EBITDA

	Three months	Three months	Three months
	ended Jun. 30,	ended Jun. 30,	ended Mar. 31,
	2009	2008	2009
	(U.S. Dollar in thousands)
Net income (loss) attributable to China Finance Online Co. Limited	(2,396)	4,561	(128)
Adjustment
Interest income	(302)	(345)	(298)
Income tax benefit (provision)	(538)	(88)	190
Other income and expenses	12	(551)	29
Depreciation	579	375	545
Amortization of intangibles and others	111	80	111
Share-based compensation	1,635	1,967	1,748
Adjusted EBITDA	(899)	5,999	2,197

[1]	Effective January 1, 2009, the Company adopted SFAS 160, which was retrospectively applied.

[2]
Income statements for three months and six months ended June 30, 2008 were extracted from the form 6-K for the quarter ended June 30, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.